Exhibit 107

Calculation of Filing Fee Table

Table 1 - Transaction Valuation

	Transaction Valuation		Fee Rate	Amount of filing Fee
Fees to Be Paid	$11,751,787.70	(1)	0.0001102	$1,295.05	(2)
Fees Previously Paid
Total Transaction Valuation	$11,751,787.70
Total Fees Due for Filing				$1,295.05
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due				$1,295.05

(1)
As of November 21, 2022, 197,864,414 Common Units were outstanding of which 148,898,632 were owned by Stonepeak Catarina Holdings, LLC and its controlled affiliates (collectively, “Stonepeak”). For purposes of calculating the fee only, this amount is based upon the 48,965,782 outstanding Common Units not owned by Stonepeak multiplied by $0.24 per Common Unit, resulting in a transaction value of $11,751,787.7. Such price would be paid if Stonepeak caused its general partner, Evolve Transition Infrastructure GP LLC (the “General Partner”), or an affiliate of the General Partner, to exercise the limited call right described in Section 15.1 of the Third Amended and Restated Agreement of Limited Partnership of Evolve Transition Infrastructure LP (the “Partnership Agreement”). Such purchase price per Common Unit was calculated pursuant to Section 15.1(a) of the Partnership Agreement.

(2)
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11 and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2023, was calculated by multiplying $11,751,787.7 by 0.0001102.